SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: June 2, 2004

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of Registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

Attached hereto as Exhibit 99.1 are historical unaudited quarterly financial statements of Trintech Group PLC (the “Company”) included in a press release the Company released on May 26, 2004. These financial statements are being filed herewith to facilitate the incorporation by reference of such financial statements in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) in certain filings made by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly organized.

TRINTECH GROUP PLC

/s/ RICHARD PAUL BYRNE
R. Paul Byrne
Chief Financial Officer

Dated: June 2, 2004

INDEX TO EXHIBITS

Exhibit
99.1	Trintech Group PLC Unaudited Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows